SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

September 24, 2013

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Announcement of LM Ericsson Telephone Company, dated September 24, 2013 regarding “Ericsson appoints Senior Vice President Business Excellence and CIO”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Communications

Date: September 24, 2013

Ericsson appoints Senior Vice President Business Excellence and CIO

•	Effective October 1, 2013 Anders Thulin is appointed Senior Vice President Business Excellence and CIO.

•	Anders Thulin will report to Ericsson President and CEO and be a member of the Ericsson Leadership Team.

•	Ericsson today also announced the formation of a new unit, Group Function Business Excellence & Common Functions.

Ericsson (NASDAQ:ERIC) today announced the appointment of Anders Thulin as Senior Vice President Business Excellence and CIO for the Ericsson Group. Anders Thulin will report to Ericsson President and CEO Hans Vestberg and be a member of the Ericsson Leadership Team. As of October 1, 2013 Thulin will head the newly formed unit, Group Function Business Excellence & Common Functions.

Hans Vestberg, says: “The world, our customers, the industry and Ericsson are all going through a transformation. We have improved our strategy execution in recent years, and now it is time to take a next step to become even better. With a strong background and knowledge in the high-tech, IT and telecom industries, Anders Thulin will further strengthen our strategy execution and governance capabilities. In his position as CIO, he will ensure that we implement global scale improvements across the company creating efficiency gains. He will work to leverage our global mobile enterprise services and capabilities which will also be beneficial for our customers.”

As a senior partner at McKinsey & Company, a world leading management consulting firm, Thulin has gained more than 20 years of experience in implementing business excellence across diverse industries, including high-tech, IT and telecom. He holds a degree in Economics and Business Administration from Stockholm School of Economics, including MBA studies at the Western University, Ivey Business School.

Anders Thulin says: “The IT- and telecom market is transforming and so is Ericsson as a company. We are placing an even stronger focus on profitable growth through business excellence and delivering global scale ICT services. I think this is a fantastic opportunity to be a part of this journey with Ericsson.”

The new Group Function Business Excellence & Common Functions will also incorporate IT, Shared Services, Real Estate and Process & Information.

NOTES TO EDITORS

Anders Thulin’s biography and photos

Download high-resolution photos and broadcast-quality video at www.ericsson.com/press

Ericsson is a world-leading provider of communications technology and services. We are enabling the Networked Society with efficient real-time solutions that allow us all to study, work and live our lives more freely, in sustainable societies around the world.

Our offering comprises services, software and infrastructure within Information and Communications Technology for telecom operators and other industries. Today 40 percent of the world’s mobile traffic goes through Ericsson networks and we support customers’ networks servicing more than 2.5 billion subscriptions.

We are more than 110,000 people working with customers in more than 180 countries. Founded in 1876, Ericsson is headquartered in Stockholm, Sweden. In 2012 the company’s net sales were SEK 227.8 billion (USD 33.8 billion). Ericsson is listed on NASDAQ OMX, Stockholm and NASDAQ, New York stock exchanges.

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FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Corporate Communications

Phone: +46 10 719 69 92

Email: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

Email: investor.relations@ericsson.com

Ericsson discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on September 24, 2013 at 08:45 CET.